FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For March 2014

Commission File Number: 000-29644

ARM HOLDINGS PLC

(Translation of registrant’s name into English)

110 Fulbourn Road
Cambridge CB1 9NJ
England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                                Form 20-F      X                                          Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes _______                                                       No       X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

ARM HOLDINGS PLC

INDEX TO EXHIBITS

Item

1.	Press release dated March 12, 2014 – ARM Named As One Of The UK's Top Employers

2.	Press release dated March 13, 2014 – ARM-Powered® Robot Aims To Break World Speed Record For Solving A Rubik's Cube At UK's Big Bang Fair 2014

3.	Press release dated March 15, 2014 – ARM-Powered® Robot Breaks World Speed Record For Solving A Rubik’s Cube At UK’s Big Bang Fair 2014

4.	Press release dated March 17, 2014 – ARM Showcases Technology for Expanding the Mobile Gaming Experience at Game Developers Conference (GDC) 2014

5.	Press release dated March 20, 2014 – Director's Declaration

6.	Press release dated March 21, 2014 – Publication of Annual Report 2013

7.	Press release dated April 1, 2014 – Total Voting Rights

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 1, 2014

ARM HOLDINGS PLC

By:	/s/ Tim Score
Name: Tim Score
Title: Chief Financial Officer

Item 1

ARM Named As One Of The UK's Top Employers

ARM®, the world's leading semiconductor IP company, was last night named as one of the UK's best employers at the Top Employers awards held in London last night. The company, based in Cambridge, employs some 3,000 people worldwide and its scalable, energy efficient-processors and related technologies deliver the intelligence in over 95% of smartphones and other applications ranging from sensors to servers, tablets, enterprise infrastructure and the Internet of Things.

The Top Employers awards, run by the Top Employers Institute, recognizes excellence in people practices, based on independent research conducted by the Corporate Research Foundation (CRF).

"ARM has built its reputation for inspiring change by promoting rapid innovation in the technology sector," said Jenny Duvalier, executive vice president of people, ARM. "Our business thrives because the best people want to work for us in the UK and around the world, and we are continually striving to ensure that positive momentum. There is no simple formula to HR excellence; it is about exactly the right balance of rewarding effort, nurturing talent at all levels and giving people the authority to take that next creative step. We call our policy 'Enabling the Extraordinary' because that is exactly our goal."

ARM was awarded the Top Employers UK 2014 certificate at the awards ceremony held at Old Billingsgate, London.

"In 2013 we've seen trends of the last couple of years starting to come to fruition with many Top Employers starting to reap the results from the coaching, mentoring, and apprenticeship programs they've implemented," said Eleanor Nickerson, manager of UK operations for Top Employers Institute. "We're seeing a heavier focus on succession planning, in particular with companies developing their current and future leadership. Many of our certified companies have developed creative and inclusive leadership programs that help to develop their top talent and ensure that it's a win-win situation – you have engaged employees who have an exciting and rewarding career path ahead of them, and organizations with talented, long-term leadership that's aligned with their business."

Elements of ARM's 'Enabling the Extraordinary' people policy highlighted include:

▪	Sabbatical policy: ARM's people are awarded an additional one month's paid leave every four years
▪	International networking: ARM supports internal forums such as the annual Global Engineering Conference that bring around 400 ARM engineers to share and learn from each other's experiences
▪	Supporting new talent: The ARM Graduate Program gives high potential graduates a great start to their career through a two-year structured development scheme
▪	Cash rewards: ARM rewards all people who have new patents granted.

For more information
Andy Winstanley
+44 1223 405244/+44 7788249712
Head of Corporate PR, ARM
andy.winstanley@arm.com

Notes to Editors

Image of ARM receiving the award is available

About ARM
ARM® is at the heart of the world's most advanced digital products. Our technology enables the creation of new markets and transformation of industries and society. We design scalable, energy efficient-processors and related technologies to deliver the intelligence in applications ranging from sensors to servers, including smartphones, tablets, enterprise infrastructure and the Internet of Things.

Our innovative technology is licensed by ARM Partners who have shipped more than 50 billion Systems on Chip (SoCs) containing our intellectual property since the company began in 1990. Together with our Connected Community, we are breaking down barriers to innovation for developers, designers and engineers, ensuring a fast, reliable route to market for leading electronics companies. Learn more and join the conversation at http://community.arm.com.

About Top Employers Institute
The annual international research undertaken by the Top Employers Institute recognizes leading employers around the world: those that provide excellent employee conditions; nurture and develop talent throughout all levels of the organization; and which strive to continuously optimize employment practices. ARM has been awarded the exclusive Top Employers United Kingdom 2014 certification.

Crucial to the Top Employers process is that participating companies must complete a stringent research process and meet the required high standard in order to achieve the certification. To further reinforce the validity of the process, all answers were independently audited, meaning this research has verified ARM Plc's outstanding employee conditions and earned them a coveted spot among a choice group of certified Top Employers.

The Top Employers Institute assessed ARM's employee offerings on the following criteria:

▪	Primary Benefits
▪	Secondary Benefits and Working Conditions
▪	Training and Development
▪	Career Development
▪	Culture Management

Item 2

ARM-Powered® Robot Aims To Break World Speed Record For Solving
A Rubik's Cube At UK's Big Bang Fair 2014

The CUBESTORMER 3 robot which uses ARM® processor technology has started final testing before attempting to break the Guinness World Records™ title for solving a Rubik's® Cube at the Big Bang Fair being held at the NEC in Birmingham, UK, on Saturday (March 15). The current record of 5.27 seconds was set just over two years ago by its predecessor CubeStormer II.

See CUBESTORMER 3 in training on ARMflix at http://youtu.be/QKj8BolN2KQ.

The new robot employs an ARM-powered Samsung® Galaxy S4 smartphone to analyze the cube and instruct four robotic hands to do the manipulations. ARM9™ processors also power the eight LEGO® MINDSTORMS® EV3 bricks which perform the motor sequencing and control.

"We are very confident the robot will break the record," said Dominic Vergine, head of corporate responsibility at ARM. "The new robot can think three times faster than its older brother. The older robot was using intelligence from a dual-core ARM Cortex®-A9 based Samsung Electronics' Exynos 4 Dual application processor in a Samsung Galaxy S2 smartphone. CUBESTORMER 3 will use a Galaxy S4 equipped with an Exynos 5 Octa application processor with an eight-core ARM big.LITTLE™ implementation featuring four Cortex-A15 and four Cortex-A7 processors."

CUBESTORMER 3 is the result of effort in their spare time over 18 months by co-designers David Gilday, a principal engineer at ARM, and Mike Dobson, a security systems engineer for Securi-Plex. The new design features upgraded mechanics including a precision independent braking system that will bring significant speed benefits. The software has also been optimized to take advantage of the increased mechanical flexibility as well as the compute power gains.

"The record-breaking attempt is a bit of fun for us," said David Gilday. "Our real focus is to demonstrate what can be achieved with readily-available technology to inspire young minds into taking a greater interest in science, technology, engineering and mathematics. We're already seeing robot technology deployed widely in the manufacturing industry but there is now potential for robots to cope with disruption. You can easily imagine a robot able to deal with minor surgical procedures or perhaps even a Michelin-starred robot chef? While the human brain is still far more powerful than any processor, it would be fantastic to see technology with real human-kind benefits being created by someone inspired by seeing CUBESTORMER 3 in action."

The previous record-setting attempt went viral on YouTube, drawing some 4 million views and CUBESTORMER 3 is expected to draw equal attention on-line and from the crowds expected at this year's Big Bang Fair. Guinness World Records editor-in-chief , Craig Glenday, will be present to adjudicate at the event.

CUBESTORMER 3 will be working in time for the opening of the Big Bang Fair today (March 13) but the inventors are taking two days to get it running at peak performance in the NEC environment.

Alongside the fastest robot to complete a Rubik's Cube attempt, David Gilday is looking to set two further world records with other ARM-based robots. The first, for the quickest completion of a 4x4x4 cube using his MultiCuber 3 robot based on a Huawei® Ascend P6 smartphone based on Hisilicon's K3V2E processor. He will also attempt to set a time for completing a 9x9x9 cube, the first time a robot has attempted this. With the amount of solution possibilities running to 278 digits, it is a highly complex task. It will be taken on by his MultiCuber 999 robot, based on a Samsung Galaxy S3 smartphone powered by an Exynos 4 Quad application processor. If they are successful, the new times will all be entered in the 2015 Guinness World Records book.

For more information
Alice Jackson
+44 208 8112474/+ 44 7974 266178
Racepoint Global PR
armuk@racepointglobal.com

Andy Winstanley
+44 1223 402544/+44 7788 249712
Head of Corporate PR, ARM
andy.winstanley@arm.com

Notes to Editors

ARM supports the Big Bang Fair as part of a series of planned engagements aimed at encouraging young people to consider a career in a science, technology, engineering or mathematics-based discipline. Our stand in 2014 will feature experience-based activities giving visitors the chance to program with Raspberry Pi, race robotic 'Sphero' balls through a 3D maze and program a real robot with Robotiky.

CUBESTORMER 3 and all of the other devices can be found throughout the Big Bang Fair at ARM's stand in the Think Digital section – stand number TD15.

Previous Guinness World Record set by CubeStormer II in November 2011. See the film on the ARMflix channel on YouTube.

CUBESTORMER 3 image available

About ARM
ARM® is at the heart of the world's most advanced digital products. Our technology enables the creation of new markets and transformation of industries and society. We design scalable, energy efficient-processors and related technologies to deliver the intelligence in applications ranging from sensors to servers, including smartphones, tablets, enterprise infrastructure and the Internet of Things.

Our innovative technology is licensed by ARM Partners who have shipped more than 50 billion Systems on Chip (SoCs) containing our intellectual property since the company began in 1990. Together with our Connected Community, we are breaking down barriers to innovation for developers, designers and engineers, ensuring a fast, reliable route to market for leading electronics companies. Learn more and join the conversation at http://community.arm.com.

Item 3

ARM-Powered® Robot Breaks World Speed Record For Solving
A Rubik’s Cube At UK’s Big Bang Fair 2014

The CUBESTORMER 3 robot which uses ARM® processor technology has smashed the Guinness World Record™ title for solving a Rubik’s® Cube, recording a time of 3.253 seconds at the Big Bang Fair in Birmingham, UK, today. It is the fastest-ever time set by a robot for the completion of a  Rubik’s cube and the result of 18 months of effort by co-inventors David Gilday and Mike Dobson who worked on the project in their spare time.

The new record beats the existing time of 5.27 seconds set two years by the same team. David Gilday is a principle engineer at ARM, the world’s leading processor design company based in Cambridge, and co-inventor Mike Dobson, a security systems engineer for Securi-Plex.

“We knew CUBESTORMER 3 had the potential to beat the existing record but with the robot perfoming physical operations quicker than the human eye can see there’s always an element of risk,” said David Gilday, “In the end, the hours we spent perfecting the robot and ensuring its motor and intelligence functions were properly synchronized paid off. Our big challenge now is working out if it’s possible to make it go even faster.”

The record-breaking robot employs intelligence from a Samsung Galaxy S4 smartphone powered by an Exynos 5 Octa application processor with an eight-core ARM big.LITTLE™ implementation featuring four ARM Cortex®-A15 and four Cortex-A7 processors. The phone analyzes the cube, calculates the correct sequence of moves and instructs four robotic hands to do the manipulations. ARM9™ processors also power the eight LEGO® MINDSTORMS® EV3 bricks which perform the motor sequencing and control.

David Gilday added: “ The robot demonstrates just how fast a Samsung Galaxy S4 can think. As well as working out the solution, the ARM-powered Exynos processor has to instruct the robot to carry out the moves. This is more complex than it seems because CUBESTORMER 3 uses a speed cube which allows twists before the sides are fully-aligned. It means the robot is effectively mirroring the same kind of judgement and dexterity that a human speed cuber has to apply. ”

Additional features include  a precision independent braking system that delivers significant speed benefits and software optimized to take advantage of this increased mechanical flexibility and the compute power gains.

Alongside the fastest robot to complete a Rubik’s Cube attempt, David Gilday also set two further world records with other ARM-based robots he designed:

▪	The quickest completion of a 4x4x4 cube using a MultiCuber 3 robot based on a Huawei® Ascend P6 smartphone with a Hisilicon K3V2E processor. Record set: 1 minute 18.68 seconds;
▪
The largest Rubik's Cube solved by a robot, set with a 9x9x9 cube by a MultiCuber 999 robot based on a Samsung Galaxy S3 smartphone powered by an Exynos 4 Quad application processor. The number of solution possibilities ran to 278 digits and the robot recorded a time of 34 minutes 25.89 seconds.

For more information
Alex Harrod / Alice Jackson
 +44 208 8112474 / + 44 7974 266178
Racepoint Global PR
armuk@racepointglobal.com

Andy Winstanley
 +44 1223 402544 / +44 7788 249712
Head of Corporate PR, ARM
andy.winstanley@arm.com

Video and stills
CUBESTORMER 3 images available here. Materials should be credited ‘Courtesy of ARM’.

Video and stills of records set today at Big Bang Fair at https://www.dropbox.com/home/ARM_CS3.

Film of CUBESTORMER 3 training at http://www.youtube.com/user/ARMflix.

Notes to Editors
ARM supports the Big Bang Fair as part of  a series of planned engagements aimed at encouraging young people to consider a career in a science, technology, engineering or mathematics-based discipline. Our stand in 2014 will feature experience-based activities giving visitors the chance to program with Raspberry Pi, race robotic ‘Sphero’ balls through a 3D maze and program a real robot with Robotiky.

CUBESTORMER 3 and all of the other devices can be found throughout the Big Bang Fair at ARM’s stand in the Think Digital section – stand number TD15.

Previous Guinness World Record set by CubeStormer II in November 2011. See the film on the ARMflix channel on YouTube.

About ARM
ARM is at the heart of the world's most advanced digital products. Our technology enables the creation of new markets and transformation of industries and society. We design scalable, energy efficient-processors and related technologies to deliver the intelligence in applications ranging from sensors to servers, including smartphones, tablets, enterprise infrastructure and the Internet of Things.

Our innovative technology is licensed by ARM Partners who have shipped more than 50 billion Systems on Chip (SoCs) containing our intellectual property since the company began in 1990. Together with our Connected Community, we are breaking down barriers to innovation for developers, designers and engineers, ensuring a fast, reliable route to market for leading electronics companies. Learn more and join the conversation at http://community.arm.com.

ARM, ARM-powered and Cortex are registered trademarks of ARM Limited (or its subsidiaries) in the EU and/or elsewhere.  Big.LITTLE and ARM9 are trademarks of ARM Limited (or its subsidiaries) in the EU and/or elsewhere. All rights reserved. All other brands or product names are the property of their respective holders.

“ARM” refers to ARM Holdings plc (LSE: ARM and NASDAQ: ARMH) and members of its corporate group as constituted from time to time.

None of the information contained in this document may be adapted, republished, or reproduced in any form except with the prior written permission of the copyright holder, but links may be posted directly to this document from other websites, and the whole of the document correctly attributed and unmodified may be shared freely, unless the copyright holder at any time withdraws these permissions.

This document is intended only to provide information to the reader about the relevant product(s) described or mentioned. All information is provided “as is” and without warranty. ARM makes no representation as to the product(s), and ARM shall not be liable for any loss or damage arising from the use of any information in this document or any error or omission in such information.

Item 4

ARM Showcases Technology for Expanding the Mobile Gaming Experience at
Game Developers Conference (GDC) 2014

What: At GDC 2014, ARM® will showcase the latest technologies that place ARM at the heart of mobile gaming. Through product demonstrations at its booth and scheduled speaking sessions, ARM will highlight how its leading-edge technology and features and ecosystem help developers and artists deliver the ultimate mobile gaming experience. ARM and its partners will showcase solutions to the most prominent challenges faced by developers and provide insight into how technologies such as the ARM Mali™ family of GPUs enable developers to create stunning visual experiences through high-performance CPU/GPU compute and unique software capabilities.

Why: ARM Cortex® CPUs power 95 percent of the world's smartphones and tablets while Mali GPUs are the IP of choice for Android devices today, including smartphones, tablets and DTVs. As the number of global smartphone and tablet users surpasses the combined total of those with PCs and game consoles, game designers will face increased pressure to develop mobile games that replicate more traditional gaming experiences and provide more realistic visual effects.

Where: GDC 2014, Moscone Convention Center – 747 Howard St. San Francisco, CA. 94103

When: ARM and its Partners will present a number of technical sessions at GDC 2014, including:

▪	Session: The Revolution in Mobile Game Graphics
o	Date: Wednesday, March 19
o	Time: 11a.m.-12 p.m. PDT
o	Location: West Hall – Room 3014
o	Speakers:
•	Marius Bjørge, staff engineer, media processing group, ARM
•	Sam Martin, head of technology, Geomerics

▪	Session: Optimizing Mobile Games by Gameloft and ARM
o	Date: Wednesday, March 19
o	Time: 2-3 p.m. PDT
o	Location: West Hall – Room 3014
o	Speakers:
•	Stacy Smith, senior software engineer, media processing group, ARM
•	Adrian Voinea, World Android technical lead, Gameloft
•	Victor Bernot, lead visual effects developer, Gameloft

▪	Session: Getting the Most Out of OpenGL® ES
o	Date: Wednesday, March 19
o	Time: 3:30-4:30 p.m. PDT
o	Location: West Hall – Room 3014
o	Speakers:
•	Daniele Di Donato, software engineer, ARM
•	Dave Shreiner, director, graphics and GPU computing, media processing group, ARM
•	Tom Olson, director, graphics research, ARM

▪	Session: Multi-core Programming on ARM Cortex 32-Bit and 64-bit CPUs
o	Date: Thursday, March 20
o	Time: 10-11 a.m. PDT
o	Location: West Hall – Room 3014
o	Speakers:
•	Ed Plowman, director, solution architecture, media processing group, ARM
•	Jesse Barker, principal software engineer, ARM
•	Matt DuPuy, staff software engineer, ARM

▪	Session: Performance Analysis and Debug Tools for Mobile Games
o	Date: Thursday, March 20
o	Time: 11:30-12:30 p.m. PDT
o	Location: West Hall – Room 3014
o	Speakers:
•	Lorenzo Dal Col, senior software engineer, ARM
•	Ronan Synnott, senior field applications engineer, ARM
•	Adalberto Bruno, technical director, EA

Who: ARM® is at the heart of the world's most advanced digital products. Our technology enables the creation of new markets and transformation of industries and society. We design scalable, energy efficient-processors and related technologies to deliver the intelligence in applications ranging from sensors to servers, including smartphones, tablets, enterprise infrastructure and the Internet of Things.

Our innovative technology is licensed by ARM Partners who have shipped more than 50 billion Systems on Chip (SoCs) containing our intellectual property since the company began in 1990. Together with our Connected Community, we are breaking down barriers to innovation for developers, designers and engineers, ensuring a fast, reliable route to market for leading electronics companies. Learn more and join the conversation at http://community.arm.com.

ARM and Cortex are registered trademarks of ARM Limited (or its subsidiaries) in the EU and/or elsewhere. Mali is a trademark of ARM Limited (or its subsidiaries) in the EU and/or elsewhere. All rights reserved. All other brands or product names are the property of their respective holders.

"ARM" refers to ARM Holdings plc (LSE: ARM and NASDAQ: ARMH) and members of its corporate group as constituted from time to time.

None of the information contained in this document may be adapted, republished, or reproduced in any form except with the prior written permission of the copyright holder, but links may be posted directly to this document from other websites, and the whole of the document correctly attributed and unmodified may be shared freely, unless the copyright holder at any time withdraws these permissions.

This document is intended only to provide information to the reader about the relevant product(s) described or mentioned. All information is provided "as is" and without warranty. ARM makes no representation as to the product(s), and ARM shall not be liable for any loss or damage arising from the use of any information in this document or any error or omission in such information.

Item 5

Director's Declaration

In accordance with Listing Rule 9.6.14(2), ARM Holdings plc ("ARM Holdings") announces that British Land Company PLC ("British Land") has today announced that Tim Score, who is the Chief Financial Officer of ARM Holdings, will be appointed to the Board of British Land as an independent non-executive director and chairman of the audit committee with immediate effect.  He retired from the board of National Express Group PLC in February 2014 after nine years on their board.

Item 6

Publication of ARM Holdings plc's Annual Report 2013

ARM Holdings plc (the "Company") announces that it has published its Annual Report for the year ended 31 December 2013 (the "Annual Report") on the company's website at www.arm.com/ir. The Annual Report is in two sections: a Strategic Report and a Governance & Financial Report, which are collectively referred to as the Annual Report.

In accordance with paragraph 9.6.1 of the Listing Rules, the Annual Report is being uploaded to the UK National Storage Mechanism together with the Notice of the Annual General Meeting to be held on 1 May 2014 and a letter to relevant shareholders requesting that the Company be able to send or supply the Governance & Financial Report section of the Annual Report to them via the Company's website. These documents will shortly be available for inspection at www.Hemscott.com/nsm.do.

A hard copy of the Annual Report is being sent to those shareholders who have elected to continue to receive paper communications. A hard copy of the Circular incorporating Notice of the Annual General Meeting to be held on 1 May 2014 is also being sent to all shareholders at their addresses on the register.

In accordance with the requirements of paragraph 6.3.5 of the Disclosure and Transparency Rules of the UK Financial Conduct Authority, Appendix 1 to this announcement contains a description of the principal risks and uncertainties facing the Company and Appendix 2 contains the Directors' responsibility statement. This information has been extracted from the Annual Report. These Appendices should be read in conjunction with the Company's Preliminary Results Announcement issued on 4 February 2014. Together, these constitute the material required by paragraph 6.3.5 of the Disclosure and Transparency Rules to be communicated to the media in unedited full text through a Regulatory Information Service. This announcement should be read in conjunction with, and is not a substitute for reading, the full Annual Report.

The Company also announces that it has filed with the Securities and Exchange Commission an Annual Report on Form 20-F including audited financial statements for the year ended 31 December 2013.

All of these documents are available online at ARM's website at www.arm.com/ir and the Annual Report on Form 20-F is also available at www.sec.gov.

Shareholders are able to request a hard copy of the Annual Report free of charge, subject to availability, as follows:

UK - by calling +44(0) 1628 427850 or writing to ARM Holdings plc, Liberty House, Moorbridge Road, Maidenhead, Berkshire SL6 8LT UK.

US - by calling 1-800-555-2470 or writing to Proxy Services Corporation at 200A Executive Drive, Edgewood, NY 11717 USA.

Patricia Alsop
Company Secretary
21 March 2014

Appendix 1

Principal risks and uncertainties

1.	A change in the industry business dynamic may lead to loss of market share and/or reduction in value of IP.

We work in the highly competitive and fast moving semiconductor industry. Many of the other companies within this industry are well resourced and may consider processor and physical IP as attractive markets for them to enter with competitive products. Start-up and open source technology initiatives could develop competing or alternative ways for companies to design their chips. The cost of developing software in many end market applications is increasing, which may also result in new technologies that might not suit ARM's current product portfolio or skill set. We may not be able to adapt to these changes, resulting in loss of market share.

2.	A competitor's product or technology may lead to loss of market share.

ARM faces competition both from large semiconductor companies and from smaller IP companies. Intel is developing x86-based processors for use in PCs and servers, and is looking to deploy these chips in markets such as tablets, mobile phones and embedded markets, including the Internet of Things. There are many small semiconductor IP companies competing with ARM, especially in emerging markets where there are lower barriers to entry. Any success by our competition would result in a reduction in royalty revenue to ARM.

3.	ARM may face challenges managing its business in new geographic markets.

Chinese semiconductor companies have become responsible for an increasingly significant proportion of ARM's revenues, and we expect that proportion to continue to grow. India has had a strong semiconductor presence for many years, although revenues from that region are smaller. ARM has little knowledge and experience of the markets in Russia, South America and Africa, which have different political cultures to the markets we are established in. In all these regions local governments are supporting and funding local technology companies, which could give rise to new competitors and new markets.

4.	We could suffer significant damage to our brand and reputation.

ARM's technology is used in billions of consumer and enterprise products, many of which are depended on by individuals and businesses, and are used to store, manage or transmit huge amounts of personal, confidential or proprietary information. A fault or bug associated with one of ARM's products could damage ARM's corporate reputation and lead to a loss of brand value.

5.	ARM's technology may not meet customer requirements in the future.

The technology industry is characterised by rapid change, as new innovation continually improves the way that chipsets are designed and manufactured, and how they are deployed by OEMs and used by consumers. A change in the end market that does not favour ARM or our business model could occur, requiring ARM to either change its investment approach or risk losing share. Either way, ARM could become less profitable in the future as a result of such a market change.

6.	ARM's current people, processes and/or infrastructure may not be adequately scalable to meet our growth ambitions.

We have grown our headcount rapidly over the last few years, as we have hired more engineers to develop the next generation of processors and the supporting technology our customers need. If this growth rate continues we may find our existing organisational structure, culture and infrastructure cannot be adapted to meet the greater number of staff.

7.	ARM may have to defend itself against third parties who claim that we have infringed their proprietary rights.

Whilst we take great care to establish and maintain the integrity of our products, we may have to protect our intellectual property or defend our technology against claims that we have infringed others' proprietary rights.

From time to time, third-parties, including our comp0etitors, may assert patent, copyright and other intellectual property rights to technologies that are important to our business. Any infringement claim brought against us or our Partners could result in substantial costs and divert management attention.

Any assertion of intellectual property rights by a third-party against our technology could result in our licensees becoming the target of litigation and we may be bound to indemnify such licensees under the terms of our licence agreements.

8.	Significant concentration in our customer base may increase the risk to ARM's growth ambitions.

Changes in technology trends and/or economic conditions may cause companies within the semiconductor industry to consolidate further, thereby reducing the number of customers that ARM may sell its technology to and potentially making ARM more dependent on a smaller number of customers. Any change to the product plans of a major customer may have an impact on the technology that ARM was developing, and so result in both additional costs, and a delay in revenues.

9.	Assumptions that fundamentally underpin ARM's valuation may be undermined, leading to a sudden depreciation of share price.

ARM's valuation is based on the financial markets' view of our growth opportunity and the value of ARM's assets. Revisions to assessments of our future markets could impact estimated cash flows. Changes to assumptions about the value of ARM's assets, including goodwill, could lead to the impairment of certain of ARM's assets.

A description of how these risks are mitigated is included in the Annual Report.

A more detailed description of the risks facing the company is included in the Annual Report on Form 20-F.

Appendix 2

Directors' Responsibility Statement

Each of the directors whose names and functions are listed below, confirm that, to the best of each person's knowledge and belief:

1.
The Group financial statements which have been prepared in accordance with IFRSs as adopted by the European Union, give a true and fair view of the assets, liabilities, financial position and profit of the Group; and

2.
The Directors' report and the Financial review and the Risk management sections in the Strategic Report include a fair review of the development and performance of the business and the position of the Group, together with a description of the principal risks and uncertainties that it faces.

Name	Function
Stuart Chambers	Chairman
Simon Segars	Chief Executive Officer
Tim Score	Chief Financial Officer
Mike Muller	Chief Technology Officer
Sir John Buchanan	Independent Non-Executive Director
Andy Green	Independent Non-Executive Director
Larry Hirst	Independent Non-Executive Director
Eric Meurice	Independent Non-Executive Director
Kathleen O'Donovan	Senior Independent Director
Janice Roberts	Independent Non-Executive Director
Philip Rowley	Independent Non-Executive Director

Item 7

Voting Rights and Capital

In conformity with the Transparency Directive's transitional provision 6 we would like to notify the market of the following:
ARM Holdings plc's capital as at 31 March 2014 consists of 1,408,959,153 shares of .05 pence each with voting rights.

Therefore, the total number of voting rights in ARM Holdings plc is 1,408,959,153.

The above figure 1,408,959,153 may be used by shareholders as the denominator for their calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, ARM Holdings plc under the FCA's Disclosure and Transparency Rules.